UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2020

Commission file number: 001-38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On February 28, 2020, the Board of Directors of Therapix Biosciences Ltd. (the “Company”) resolved to appoint Mr. Todd Violette and Mr. Gilad Bar-Lev to the Company’s Board of Directors. Also, Mr. Eric So and Mr. Amit Berger resigned from the Company’s Board of Directors. The decision to resign of each of Mr. Eric So and Mr. Amit Berger did not result from any disagreement with the Company.

In addition, following the resignation of Mr. Eric So and Mr. Amit Berger, the Board of Directors of the Company has resolved to appoint each of Mr. Todd Violette and Mr. Gilad Bar-Lev to the Audit Committee and the Compensation Committee of the Board of Directors of the Company, effective immediately. Our Board of Directors has determined that each of Mr. Todd Violette and Mr. Gilad Bar-Lev are “independent,” as such term is defined under Nasdaq Stock Market rules, have the requisite financial literacy and financial experience required under applicable Nasdaq Stock Market rules, and are audit committee financial experts as defined by the applicable rules of the U.S. Securities and Exchange Commission.

In addition, attached hereto and incorporated herein is the Registrant’s press release issued on February 27, 2020, titled “Therapix Biosciences Ltd. Receives Nasdaq Notification Regarding Minimum Bid Requirements.”

The press release is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Therapix Biosciences Ltd. on February 27, 2020, titled “Therapix Biosciences Ltd. Receives Nasdaq Notification Regarding Minimum Bid Requirements.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
Date: March 3, 2020
	By:	/s/ Oz Adler
Name: Oz Adler Title: Chief Financial Officer

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